EXHIBIT 99.1

Hydrogenics Introduces "Celerity" Fuel Cell Power System for Medium and Heavy Duty Vehicles

Features First-of-Its-Kind "Drop-In" Technology

MISSISSAUGA, Ontario, Oct. 13, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced the introduction of "Celerity," a new fuel cell system purposely developed for medium and heavy duty buses and trucks. Celerity provides a distinct solution which will help accelerate the commercialization of zero emission vehicles by reducing the time and cost needed to integrate fuel cells into a vehicle's drivetrain.

With Celerity, Hydrogenics can offer previously-unavailable installation options that directly reduce the cost of vehicle ownership. Combined with the level of reliability and maintainability that bus and truck operations demand, Celerity is perfectly positioned to accelerate the commercialization of fuel cell buses and trucks across global markets.

Joe Cargnelli, CTO of Hydrogenics, stated, "To develop Celerity, we began with our HyPMTM HD platform of low-pressure, non-humidified stack technology, which is at the core of our durable and economical fuel cell systems. Our HD platform negates the need for air compressors, and our patented HD 'dry-dry' technology means our systems operate with non-humidified air and hydrogen. Using a design approach that would have been technically and economically unfeasible with pressurized stacks, we have achieved breakthroughs in value and reliability. We believe that progressive fleet operators with GHG reduction commitments will urge OEM suppliers to put Celerity to the test."

Celerity offers distinct benefits to OEMs with an all-in design including optimal voltage and form factor configurations for swift integration into medium and heavy duty buses and trucks without the need for voltage conversion packages. Within an IP rated enclosure, Celerity features include an advanced cold-weather package, achieving system storage capability at -40C and system start-up at -10C. Celerity also includes reverse current protection and a fully integrated air delivery blower to deliver the optimum air flow for low-pressure stack operation.

Hydrogenics is profiling its new Celerity product at the 2014 American Public Transit Association Expo in Houston, Texas from October 13-15. To learn more visit Booth # 6045 to speak to a Hydrogenics representative or visit www.hydrogenics.com where more details will be shared as they are made publicly available.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

CONTACT: Hydrogenics Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com